EXHIBIT (e)(4)

September 19, 2005

Mr. Robert Anacone

32 Edgewood Road

Lexington, MA 02420

Revised September 28, 2005

Dear Bob,

It gives me great pleasure to make you this formal offer of employment with Biosite Inc. (“Biosite” or “Company”) as Senior Vice President, Worldwide Sales and Marketing reporting to Tom Watlington. In this position you will be paid at a bi-weekly rate of $12,500.00, which equates to $325,000.00 annually.

In addition, you will be eligible to participate in the Executive Incentive Plan (EIP) that upon satisfactory performance against goals established by Biosite management and Board of Directors will provide you the opportunity to earn, at target, an additional 40% (forty percent) of your annualized based salary. The EIP is an annual program that is paid out quarterly. In anticipation that you will begin full-time employment on or before November 1, 2005, your Q4’05 (October – December 2005) incentive payment will be guaranteed at $21,666.67 (prorated for 2/3 of the quarter) assuming all other terms and conditions of the EIP and your terms of employment are met. Furthermore, for the FY’06, your quarterly EIP payments will be guaranteed at target ($32,500) assuming all other terms and conditions of the EIP and your employment are met. In the event that you voluntarily terminate your employment with the Company or you are involuntarily dismissed for Cause, no incentive payments will earned or due for quarters you are not a regular, active employee on the last work day of the quarter. The annual objectives are established by company management and the Compensation Committee and the final plan is subject to the approval of the Compensation Committee of the Board of Directors.*

It is Biosite’s philosophy to make ownership of the company widespread among the employees and to create an atmosphere of mutual interest and focus. Consistent with this policy the Company has a qualified employee stock option plan and will offer you an option to purchase 50,000 (fifty thousand) shares of common stock of Biosite. The option grant is subject to the approval of an increase in shares authorized to be granted under our stock option plan by our Board of Directors and if necessary, stockholders. If the increase in shares is authorized the Board of Directors must also approve your grant. The per share price of your stock options will be the fair market value as determined by the Board of Directors and your options, if granted, will vest quarterly over a four-year period from your start date and are exercisable for the first time after six months of continuous employment. The specific terms and conditions of your stock option grant will be described in a stock option agreement under the applicable stock option plan.

Additionally, you and your qualified dependents will also be eligible to participate in Biosite’s health and welfare benefits programs. Plan choices currently include a POS (Point-of-Service) medical plan (or a PPO where a POS network is not available), as well as, dental, vision, life and disability insurance plans, flexible spending accounts and a 401(k) savings plan. We are also prepared to enhance your initial annual vacation accrual from the standard 10 (ten) days to 20 (twenty) days annually. Your vacation accrual rate will be capped at 20 days annually. All other provisions of the vacation plan will follow standard Company policy.

Biosite is also prepared to assist with the cost of relocation should you elect to relocate to San Diego. The Company will provide a relocation package that shall include:

*	Biosite reserves the right to review all compensation plans and make changes, additions, and/or deletions at any time. To be eligible to receive any payment you must be on the active Biosite payroll at the time of each payment.

Robert Anacone

Part A: Moving expenses to cover the cost of moving your household to San Diego. This will include:

1)	Final Move Travel: coach class airline tickets for you and your dependents to fly to San Diego from the Boston area or reimbursement for mileage should you decide to drive.

2)	Movement of Household Goods: the reasonable cost of transporting your personal household goods to San Diego.

3)	Household Goods Storage: 30 days of storage for your household goods.

These expenses must be approved in advance and will be paid for directly by Biosite on your behalf.

Part B: Additional costs associated with your relocation. In addition to the expenses outlined above, Biosite will reimburse you up to $40,000.00 in expenses associated with your move to San Diego. These expenses will be paid for by you and reimbursed upon submittal and approval of appropriate receipts and documentation of covered expenses.

Part C: Mortgage Allowance—the Company will provide a mortgage allowance not to exceed $6,000.00 per month for a period of up to five (5) years. This amount will be paid directly to your lender and will terminate should your employment with the Company terminate. Please see the Relocation Agreement for the terms and conditions of the Mortgage Allowance.

Please see the Relocation Agreement and Relocation Guidelines for further details regarding the relocation package.

By signing this letter below and accepting our offer of employment, you acknowledge and agree that (i) your employment with the Company is “at will,” (ii) your employment with the Company may be terminated for any reason, or for no reason, by the Company or you at any time, and (iii) upon any termination of your employment as provided in clause (ii), the Company shall be under no further obligation to you except to pay you your accrued and unpaid compensation up to and including the date of such termination.

For the purposes of federal immigration laws, you will be required to provide the Company with documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided within 3 business days of the date of your employment; otherwise, your employment with the Company will be terminated.

This offer is contingent upon the completion of a background check and the satisfactory results thereof.

In addition, as a condition of your employment with Biosite you will agree to execute the Company’s standard employee non-disclosure and proprietary rights agreement upon hire.

In addition, as a Vice President you would be eligible under the Company’s Change in Control Severance Benefit Plan, a copy of which is attached.

Bob, we are very enthusiastic about your joining the team. We are impressed with your experience and abilities and believe that your skills and background provide an excellent match for both Biosite and for you. To encourage you to join Biosite, we are prepared to make an additional cash bonus of $100,000.00 available to you if your full-time employment begins on or before Tuesday,

*	Biosite reserves the right to review all compensation plans and make changes, additions, and/or deletions at any time. To be eligible to receive any payment you must be on the active Biosite payroll at the time of each payment.

Robert Anacone

November 1, 2005. This bonus is earned over a 36 (thirty-six) month period from your date of hire as follows: 33.33% earned 12 (twelve) months from the date of hire, 66.67% earned 24 (twenty-four) months from date of hire and 100% earned 36 (thirty-six) months from date of hire. Should you voluntarily leave the Company for any reason or be terminated for Cause before any portion of the bonus has been earned, you are required to repay the unearned bonus. Such repayment is authorized to be taken through automatic payroll deduction or shall be paid by certified check and is payable on or before your final date of employment.

This offer will remain valid until Friday, September 30, 2005. By signing this letter, you represent and warrant to Biosite, Inc. that you are under no contractual commitments inconsistent with your obligations to Biosite. If the terms are agreeable, please sign and return (in the enclosed envelope) one copy of this letter indicating your acceptance, retaining the second copy for your records.

If you have questions or just wish to discuss things further, please don’t hesitate to contact me at 858/805-2850.

With best regards,

/s/ Suzanne C. Zoumaras

Suzanne Zoumaras

Director of Human Resources

Enclosures

Accepted by:

/s/ Robert B. Anacone	September 29, 2005
Robert Anacone	Date

October 31, 2005
Anticipated Start Date

*	Biosite reserves the right to review all compensation plans and make changes, additions, and/or deletions at any time. To be eligible to receive any payment you must be on the active Biosite payroll at the time of each payment.